Filed by Capitol Investment Corp. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capitol Investment Corp. IV (File No. 001-38186)

Commission File No. for the Related Registration Statement: 333-230817

On April 8, 2019, Capitol Investment Corp. IV hosted a conference call to discuss its previously announced proposed business combination with Nesco Holdings I, Inc. The following is a transcript of that conference call.

*******

CAPITOL INVESTMENT CORP. IV

April 8, 2019

11:00 a.m. EST

OPERATOR: Good day, ladies and gentlemen and welcome to the Capitol Investment Corp. IV Investor conference call. All lines have been placed on a listen-only mode. If you should require assistance, throughout the conference, please press “star,” “0” on your telephone keypad, to reach a live operator.

At this time, it is my pleasure to turn the floor over to your host, Dyson Dryden, President and CFO of Capitol. The floor is yours.

DYSON DRYDEN: Good morning and thank you for joining us on today’s Investor conference call to discuss Capitol’s proposed combination with Nesco, a leading provider of specialty rental equipment to the electric utility, telecom, and rail end-markets. A press release announcing the transaction as well as an investor presentation were issued earlier today and both are available on Capitol’s website.

Our call today contains forward-looking statements concerned with a proposed transaction between Capitol and Nesco. These forward-looking statements involve significant risks and uncertainties, can cause actual results to differ materially from the expected results. Most of these factors are outside the parties’ control and are difficult to predict.

These forward-looking statements include, without limitation, Capitol and Nesco’s expectations with the respect to future performance, anticipated financial impact of the transaction, approval of the transaction by security holders, the satisfaction of the closing conditions to the transaction and a timing for the completion of the transaction. The forward-looking statements made on this call are only made as of this date, April 8, 2019.

We advise you to read, when available, Capitol’s filings with the Securities and Exchange Commission, including its proxy statement to be issued in connection with the solicitation of proxies for the annual meeting of stockholders to approve the transaction because these documents contain important information about the transaction and their participants’ interest in such transactions. These documents can be obtained, without charge, at the SEC’s website, (www.SEC.gov).

Our call today is for informational purposes only, is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell any securities, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed transaction. Nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Now, I’d like to turn the call over to my partner, Mark Ein, Chairman and CEO of Capitol.

MARK EIN: Thank you very much, Dyson and welcome, everyone, to our call today. On behalf of Capitol Investment IV, we are thrilled to announce, this morning, the acquisition of Nesco, a leading national provider of specialty rental equipment supporting the current investment surge in infrastructure spending in three end-markets: electric utilities, telecom, and especially wireless and 5G and rail.

Riding the strength of these end-markets, the company has grown adjusted EBITDA by over 50 percent, from 79 million in 2016 to 122 million last year and we are projecting a 63 percent increase over the next three-year period to $198 million.

With a $100 billion annual CapEx spend in these end-markets and growth rates that have been double GDP growth over the last decade and a half, combined with the capital that this transaction will bring, and the engagement of our team and a – some extraordinarily accomplished executives with directly relevant experience that will also be joining the board, we are extremely excited about the opportunities that Nesco has in front of us and the returns that this investment will generate for our shareholders.

On this call, we will go through the investor presentation that has been filed with the SEC and that you can pull up on our website at capinvestment.com. Before we get into the details about Nesco and the transactions, we first thought it was worth the very brief review about Capitol, our strategy, our prior investments, especially as they relate to this situation and our track record of returns, which we are very proud of as the best of all SPAC sponsors.

On page four, you will see that all three of our prior deals are in the top 10 out of over 130 SPACs over $100 million raised since 2009 in terms of total returns, post-business combination, for our IPO investors. The chart moves around a little bit, but it’s usually something like numbers two, five and eight. And more importantly, they have consistently beaten the market, with an average annualized return of 17 percent.

We accomplished this by, literally, scouring the world to find one uniquely attractive investment every couple of years. These companies are industry leaders in industries that have strong fundamentals, run by good teams, that have experienced strong growth, that can be very good public companies where our capital combined with our team’s active engagement will be a catalyst to make the companies even better and more valuable, driving superior long-term compounded shareholder returns.

On the next page, you will see a summary of each of our prior three investments, Two Harbors, Lindblad, and Cision, all of which were in different industries. But they were all platforms for growth. You will see the detail of the significant growth in the underlying businesses, post our investment, at the bottom of the page and the resulting returns and shareholder values that have been created.

On the next page, page six, you’ll see an extraordinary team of value creators that have come together around Nesco post this transaction. I talked about our track record for Capitol. Nesco’s current owner, Energy Capital Partners, is one of the leading private equity firms investing in North American energy infrastructure. They will be rolling 70 percent of their existing investment going forward. The company has $14 billion invested and 17 percent average net IRR to its investors.

We’re very pleased that Doug Kimmelman, the founder of the firm and a friend of mine, as well as Rahman D’Argenio will both join the board post transaction. We’re really pleased that, in addition, Bill Plummer, who was the CFO of United Rentals from 2008 until the end of 2018 will join our board as our Chairman.

For those of you know – that know Bill and for those that don’t, Bill was at United Rentals when they created $11 billion of market value and a 21 times return on their stock price. Of course, significantly outperforming all the market indices. Bill knows this industry and he’s excited to dig in with us and help grow Nesco.

We’re, also, fortunate that a longtime friend of mine and Dyson’s, Jeff Stoops, who’s the CEO of SBA Communications, will also join the board. SBA is one of the leading tower companies in the world and obviously, has great insights into the buildout of telecom infrastructure. Since Jeff has been CEO, there has been $22 billion of market value creation and a 15 times share price return.

On page seven, we outline the highlights of our investment thesis. First, Nesco is a leading company in its industry, providing specialty rental equipment to customers across the United States for the three large attractive infrastructure end-markets that I mentioned at the start: utilities, telecom, and rail. The growth of each of these end-markets is the direct result of attractive secular drivers.

For utilities, it is the considerable investment in replacing and upgrading an aging grid, as well as the buildout of new infrastructure to integrate renewables and gas generation. For telecom, it’s, primarily, the buildout of 5G networks, which is expected to total $240 billion over the next decade and 20 times the number of cell sites of private networks. This buildout needs the exact kind of equipment that Nesco provides. Lastly, for rail, there is growing freight and intermodal volume and an increased number of commuter rail projects.

Nesco has a diversified blue chip loyal customer base that has been working with the company for a long time. The top 10 customers have worked with Nesco for an average of 16 years. And 90 percent of the revenue comes from recurring customers, whose projects often take many years to complete. The assets we are investing in, Nesco’s current fleet of 4,000 units is young, with an average age of 3.8 years out of an average expected life of 25 years.

As I mentioned at the beginning, the company has exhibited strong financial performance with a 24 percent adjusted EBITDA compounded annual growth rate over the three years from 2000 until 2018. And we expect that robust growth to continue over the next three years. Underlying this growth and profitability are very attractive unit economics with pro forma unlevered IRRs of nearly 30 percent on new underlying equipment.

In the last two years, the high growth in the end-markets has led to more opportunities coming to Nesco than they have been able to fill with their existing fleet. Recapitalizing the company, so that it can invest in its fleet and take advantage of these opportunities, is the underlying rationale for this transaction.

The company will use $130 million of the capital we are investing, over the next two years, to capture this demand. And they will capture additional revenue from increased customer penetration in parts, tools, and accessories that were enabled by two recent acquisitions.

Speaking of which, in addition to organic growth opportunities, the company has a very successful track record of finding and completing this kind of strategic tuck-in acquisition, having closed six of them since 2012 at a weighted average EBITDA transaction multiple of 5.7 and 4 times, after realized synergies. We expect the public currency and a strong balance sheet will lead to an increase in this kind of inorganic growth.

As I mentioned at the start, we are thrilled to have Bill Plummer and Jeff Stoops, both extraordinary public company value creators and individuals who bring very valuable knowledge, experience and relationships that are perfect for Nesco, join us on the board. Lastly, when you consider Nesco’s growth, the financial metrics, the underlying unit economics and the comparable companies, we believe we are creating this investment at an attractive entry price of 7.9 times adjusted EBITDA for 2019 and 6.4 times adjusted EBITDA for 2020.

With that, I’ll hand this over to Lee Jacobson, the CEO of Nesco.

LEE JACOBSON: Thanks, Mark. Nesco is thrilled to partner with Capitol and this team. We have a great opportunity in front of us. And this merger will allow us to rapidly develop that opportunity and create significant value.

Nesco is engaged in the rental of highly specialized equipment to some great infrastructure markets. Transmission and distribution, telecommunications or 5G and rail. Each of these markets gives us a great growth opportunity, with very uncommon – an uncommon – level of stability.

Transmission and distribution is really the company’s history. Three years ago, we entered into additional markets, telecom or 5G and rail. And we’ve grown significantly during this three-year time frame to a $50 million overall contribution to our revenue and experienced a 50 percent overall compound annual growth rate.

We’ve also diversified into parts, tools and accessories in the past few years. Each of the projects, piece of equipment and our customers’ team in the field requires a significant amount of parts, tools and accessories to execute their jobs. So, we entered into this business to offer a great complement to our equipment rental, rounding out our value proposition and putting us in a position of being a significant supplier of a full job site solution for that customer base.

We’ve got great, outstanding growth opportunities in front of us in these new divisions, as well as our core T&D business. We really look forward to this merger and really fully developing this opportunity that the capital will bring and the team that’s being assembled.

We have a young, specialized fleet of, again, very highly technical equipment. It really takes subject matter experts to rent and sell this equipment. It also takes subject matter experts to service it. Highly trained technicians to make sure the fleet is up and running and providing optimal utilization. We have a young fleet, at 3.8 years of age, on a 15 to 25 year useful life. So overall, just barely into the life of this operating fleet.

One of the great characteristics of our business is the asset level economics that we realize. Our rate per day is outstanding. It allows us, when combined with the terrific utilizations we experience, to produce an uncommon level of return on the asset investments.

You’ll see, in this illustration, that we’re able to yield a 29 percent IRR on our equipment, a two and a half times MOIC. And in the event we remount that equipment, that’s seven or eight years into its life, transfer the upfit to a new chassis, we continue that 29 percent IRR and actually up the MOIC to three times.

This illustration is one of our mainstream products. It’s a 40-foot bucket truck. It’s used across the distribution business. It’s used in rail. And it’s also used – it is the primary piece of equipment to be used in the 5G roll-out. So, we have about 550 of these in our fleet. An outstanding individual asset level return. And positions us in each of those three markets in a significant way.

We really do business in these three markets with really the who’s-who of each of them, out of the underlying markets. About 85 percent of our business is with contractors, who are working for the infrastructure sponsors and investor-owned utilities, telecommunications companies and so on.

A real significant point, we have a 16-year tenure with our top 10 customers. That’s such a strong indication that we know how to execute our business to meet their needs on a sustained (inaudible) basis.

Nesco is a North America wide company. If you have a T&D project, telco 5G project or a rail project really anywhere in North America, we’re in a position to service that equipment need, servicing of the equipment itself and take care of your requirements, wherever you are in North America.

Our service locations are really, somewhat, unique. They are not store fronts. They’re simply truck repair facilities – truck and equipment repair facilities. And we execute our work with a very low overhead factor, as a result.

I joined Nesco in 2012. Since that time, we’ve added personnel to our senior management team, such that nine out of 10 of us are additions since 2012. The team brings professional expertise and experiences in rail, telecommunications, transmission and distribution and functional area expertise. We really have built a best-in-class team. And we really look forward to this transaction to have – to bring capital to us, to allow us to really develop the business and take it to a next level of value.

We operate in some terrific end-markets. Transmission and distribution, telecommunications and rail spend, on the average, a hundred billion dollars a year on CapEx. So, terrific markets to participate in. And markets that are very uncorrelated to the overall economy. There’s a very low correlation to these combined markets to GDP.

One of the other characteristics of our business is the limited, or essentially, no exposure that we have to nonresidential construction. If you look at our peers, in the specialty rental category, they have on the average 38 percent overall exposure to nonresidential construction. Nesco has essentially none.

If you’ll take a look at the table at the bottom of this page, you can see our markets in the great recession compared to overall construction spending. T&D was flat. Telecom was down about 4.5 percent. Rail was down 9-plus percent. Overall, U.S. construction was down 25 percent. So very resilient markets provide greater stability than just about any out there and gives us a great opportunity to develop this business.

The electric utility market is really characterized – the growth opportunity is really characterized by a couple different contributors. First, 40 percent to 50 percent of the existing infrastructure, transmission and distribution, is at or beyond the engineered lives.

You don’t have to look any further than recent natural disasters to see the consequence of that. The fires in Northern California were caused, specifically attributed, to deferred maintenance on the grid. If you take a look at the consequence of Hurricane Sandy in the northeast a few years ago, it was going to be a bad storm that was multiplied by the aged infrastructure.

So, we’ve got a tremendous backlog of deferred maintenance in the T&D grid space. That maintenance is now being pursued with an accelerated pace, providing Nesco with a great opportunity to supply equipment to that need.

The second major area of growth opportunity is really a migration in generation. We’re going from fossil fuel generation to renewables and also to natural gas, the clean fossil fuel. Essentially every single new generation facility is being built in a location that does not have current transmission line support. They just simply don’t build a wind farm on the site of a retired coal plant.

So that opportunity in front of us is the – to develop transmission lines over the next decades as the renewable – overall renewable initiative is pursued. And also, gas is put in place to provide the necessary generation to support our country’s economy.

I’m sure every one of us is very familiar with the pending 5G rollout in telecommunications. Really, the entire country is going to be rewired for 5G over the next decade or more. It is a decade-long undertaking.

One of the great reasons for that is that the infrastructure for 5G is very localized. It’s going to be executed at about a 40-foot height in communities and neighborhoods. And it – effectively, there’s going to be a 20 times installation requirement for hardware, software, the wiring and then subsequent maintenance of those 5G installations that there is to 4G.

And I mentioned earlier in the discussion, the piece of equipment with the terrific IRR of 29 percent, that’s a 40-foot bucket truck. That 40-foot bucket truck is the piece of equipment that will be used across the nation in the execution of the 5G implementation. So, we’re – we sit in a great spot with that fleet, the lead tool that’s going to be a necessity to roll out 5G across the country.

We also have a great opportunity in the rail marketplace. Really 15 percent of the revenues of the class-one railroads is spent each year on CapEx. So, it’s a significant opportunity, overall, to provide equipment for that construction and maintenance of the overall rail grid.

Additionally, there’s significant investment underway in commuter rail. Whether it’s new projects in California, illustrated - to support the Olympics in 2028, or to rebuild of the Eastern Corridor, the Florida Brightline project running north and south across Florida or the rebuild of the Midwest grid. In each case, major projects requiring major equipment investment. And Nesco’s there to provide the rental equipment to support that overall CapEx spend.

Another factor driving Nesco’s growth is a shift to rental. Across most markets, you see approximately – across general construction markets, you see approximately a 50 percent overall use of equipment on a rental basis to execute those jobs. In our marketplace, we have roughly half of that. So, we’ve got a landscape that provides us an – a future opportunity to increase overall level of rental penetration, which is a growing trend in those marketplaces.

So, we look forward to that continued evolution from ownership to rental as customers realize that they can more effectively support their business needs with rental equipment that is a hundred percent utilized during its use. Not 30 or 40 or 50 percent utilized, as much of their owned equipment is. It gives them an opportunity to lower their maintenance costs, allocate their capital more effectively to other opportunities. So, it’s a great opportunity for Nesco, as the trend towards use of the rental equipment continues to grow.

We see really three significant levers for growth in the immediate future. Two organic, investment in our rental fleet, number one. And development of our parts, tools and accessories business on a national basis, number two. And then third, the inorganic opportunity, our growing through mergers and acquisitions.

First, investment in our fleet. As you can see in the table on the lower left, in 2018, we passed on 2,300 opportunities. But we, quite simply, did not have the equipment that our customers were requesting – were requesting. A very frustrating circumstance, obviously. We sit in an opportunity to meet that need with this merger. The merger will bring us capital. It will allow us to invest in a significant growth of our fleet.

As you can see, in the right-hand table, we plan on adding, in 2019 and 2020, nearly 1,000 units. So, although that’s a significant investment, it won’t even, with a 1,000 unit growth in our fleet, address fully that opportunity to satisfy our customers’ needs, at 2,300 and growing, number of passed opportunities due to equipment availability.

So, this opportunity is going to be – allow us to just, basically, do more of the same. Invest in the same type of equipment, provide it to the same customers and just simply gain a greater share of their overall wallet.

The second growth opportunity is to increase our parts, tools and accessories business by going national. To date, we’ve operated with one location through 2017, we expanded to two locations in 2018. Over the course of ’19 and into ’20, we’ll grow from those two locations to six across the nation.

In 2018, we realized the 17 percent penetration of our customers from a – the standpoint of spend with us on parts, tools and accessories versus their rental spend. We think we’ll be able to grow that to 32 percent as we go from, effectively, a regional business to national, and able to support the large contractors across the country with parts, tools and accessories, test and repair services and rental of long lived assets in each of those markets.

The third leg for growth is, obviously, mergers and acquisitions. Over the course of my time with Nesco, we’ve done six merger and acquisition transactions, adding to the company from the standpoint of fleet, tuck-ins, acquisition of specialty manufacturing organizations that allow us to vertically integrate to the end marketplace, highly specialized equipment in parts, tools and accessories. And we’ve also done an acquisition that really levered us into the rail market.

We see in front of us a number of comparable acquisition opportunities. There’s a pipeline of a numerous small and medium size deals, a few larger transformational deals. We see ourselves being able to execute one or two transactions per year, over the next several years, to continue to build our business both strategically and from an overall EBITDA growth standpoint.

Our track record is excellent with regard to M&A. We’ve done a good job negotiating, integrating and really turning those investments into highly profitable strategic additions to the overall business.

With that, I’ll turn it over to Bruce Heinemann, our CFO. Thanks, Bruce.

BRUCE HEINEMANN: Great. Thank you, Lee. In response to these attractive end-markets that Lee’s – has outlined, but limited growth in CapEx and just starting the parts, tools and accessories business in 2018 with two sites and nominal impact related to mergers and acquisitions, we’ve been able to grow this business 15 percent over the last three years. With this transaction and the investment from Capitol and modest assumptions related to utilization, increase in rate per day, and revenue per PTA location, we’ll be able to grow revenue CAGR by another 14 percent from 2018 to 2021.

On the following page, we’ll also be able to leverage this business significantly with the footprint that Lee outlined and a thousand unit growth over the next two years. That should be plenty to service that increase in fleet. Also, our investment in SG&A, in both the parts, tools and accessories and the equipment rental sales, has been already made and we’ll be able to leverage that as we get into 2019 through 2021.

The company also enjoys an attractive unlevered free cash flow. With a federal NOL exceeding $300 million, we should be able to reach an unlevered free cash flow conversion rate that reaches 90 percent by 2021 and be able to sustain that for the foreseeable future. And with that free cash flow, we should be able to achieve a 3.8 leverage at the end of 2019, three at the end of ’20, and down to two at the end of ’21.

And with that, I’ll turn this back over to Dyson.

DRYDEN: Thank you, Bruce. Let’s turn to page 33 while I can walk you through the transaction overview. We’re taking Nesco public at a firm value of approximately $1.1 billion, which, as we referenced earlier, is 7.9 times 2019 EBITDA and 6.4 times 2020 EBITDA.

Our $411 million investment will be used to reduce leverage, increase the fleet investment, pay transaction expenses and provide liquidity to existing shareholders. Existing Nesco shareholders are maintaining 70 percent of their existing equity and on a pro form basis will own 28 percent of the company going forward. We expect the transaction to be completed in the second quarter of 2019.

Nesco has better metrics than nearly all of its core comparables. In some cases, by a substantial margin. On page 34, we highlight Nesco’s attractive unit level economics. I would just like to highlight three key points on this page. One, the young age of the fleet, evidenced by 3.8 years for the specialty equipment and 1.3 years for the parts business. Short payback periods of three years and two years, respectively. And the stability of the cash flows, as evidenced by low levels of cyclicality and the very strong peak to trough performance during the Great Recession.

Page 35, we show we’re bringing Nesco public at an attractive valuation relative to its core peer set. And as I referenced, 7.9 times 2019 and 6.4 times 2020. And Nesco has a margin profile that is best-in-class among its peers, with an EBITDA margin of 49 percent. Again, well in excess of its peer group.

In addition, on page 36, we highlight Nesco’s growth in revenue and EBITDA, which far outpaces its core peer group. Historically, revenue has grown at a 15 percent CAGR, nearly double its peer group at 8 and 6 percent, respectively. And EBITDA growth is 24 percent. Again, well above the 17 to 13 percent range of its peers. On a projected basis, we see a very clear path to grow revenue 16 percent and EBITDA 18 percent from 2018 to 2020. Again, substantially higher growth on an annualized basis over its core peer set.

Page 37 is my favorite page in the presentation. It really highlights the near-term value creation enabled through this business combination. You can see on the table at the bottom of the page. On a near-term basis, this analysis shows the path to a $13 stock price by the end of this year, holding the current multiple constant. By the end of 2020, the implied stock price reaches $15.50, or up over 50 percent from today’s value. I should also note that this is a purely organic growth plan and excludes any accretive M&A going forward, which of course, Lee and Mark have both mentioned previously.

On page 38, we have highlighted the world-class board we’ve assembled to support Nesco’s growth plans. Bill Plummer and Jeff Stoops, who are tremendous public market value creators in their own rights, will join ourselves, the ECP team, CEO Lee Jacobson as the initial board members. I’m very excited to work with such a great group to execute on Nesco’s business plan and create substantial, long-term shareholder value going forward.

Thank you for joining us today. We look forward to speaking with each of you in the coming days and weeks. With that, I’ll turn it back over to the Operator.

Operator: Thank you. This does conclude today’s teleconference. We thank you for your participation. You may disconnect the lines at this time and have a wonderful day.

END